Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

August 17, 2021

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Algoma Steel Group Inc.

Registration Statement on Form F-4

Filed July 7, 2021

File No. 333-257732

Ladies and Gentlemen:

On behalf of Algoma Steel Group Inc. (the “Company” or “Algoma”), we acknowledge receipt of the comment letter, dated August 3, 2021 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Registration Statement on Form F-4 (as amended, the “Registration Statement”). We hereby submit in electronic form the accompanying Amendment No. 1 (“Amendment No. 1”) to the Registration Statement, together with exhibits, marked to indicate changes from the Registration Statement as initially filed with the Commission on July 7, 2021.

Amendment No. 1 reflects changes made in response to the Comment Letter, and certain other updates. For ease of reference, we have reproduced the Staff’s comments from the Comment Letter in bold type below, followed by the Company’s responses.

Registration Statement on Form F-4 Filed July 7, 2021

Unaudited Historical Comparative and Pro Forma Combined Per Share Data of Legato and Algoma, page 35

1.

You disclose that the unaudited pro forma book value information and the weighted average shares outstanding and net earnings per share information reflect the merger as if it had occurred on March 31, 2021. Please be advised that the weighted average shares outstanding and net earnings per share information should be determined assuming the merger occurred on April 1, 2020. Please clarify or revise accordingly.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 36 of Amendment No. 1.

2.	In regard to the per share information you present, please address the following:

•	Revise the current column header to appropriately label historical columns and combined pro forma columns;

•	Clarify that equivalent pro forma per share amounts would be equal to combined pro forma per share amounts due to the exchange ratio of 1:1 on a post stock split basis;

•	Provide us your calculation of book value per share for Legato, it appears the amount you currently present may improperly include the balance of common stock subject to redemption in the numerator;

•	Provide us your calculation of pro forma book value per share assuming no redemptions, it appears the amount you currently present may improperly be designated as a negative amount; and

•

Clarify in footnote (1) that book value per share is calculated using shares issued and outstanding as of the end of the period. In this regard, we note that you refer to Legato’s historical “weighted average shares outstanding” in the second sentence.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 37 of Amendment No. 1.

Certain Unaudited Prospective Financial Information Regarding Algoma, page 93

3.

Please revise to disclose the “number of assumptions” underlying the projected financial information. Also revise to explain how those assumptions relate to the projected financial information for Algoma. Quantify the disclosure to the extent possible.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 95 through 99 of Amendment No. 1.

Proposed EAF Mill to Transform Operations, page 153

4.

Please revise to clarify the status of your intended shift to EAF steelmaking. Also revise to discuss the amount of capital that will be required to complete this shift and the intended source of funds.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 155 and 200 of Amendment No. 1.

Selected Historical Financial Data of Algoma, page 180

5.	It appears the amount of Total Shareholder’s Equity as of March 31, 2021 disclosed here is not consistent with the amount presented in the balance sheet on page F-7. Please clarify or revise.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 183 of Amendment No. 1.

Algoma’s Management Discussion and Analysis of Financial Condition and Results of Operations General, page 182

6.

We note for the year ended March 31, 2019, you present combined results of operations of the predecessor for the eight months ended November 30, 2018 and of the successor for the four months ended March 31, 2019 in MD&A and in other disclosures throughout the filing. It is not clear how you determined it is appropriate to combine the results of the predecessor and successor for pre-and post-acquisition periods without reflecting relevant pro forma adjustments that would be required by Article 11 of Regulation S-X. Please explain why you believe the current presentation is appropriate or supplement your discussion of historical results by providing pro forma financial information for fiscal 2019 prepared in accordance with Article 11 of Regulation S-X. In this regard, please explain how the pro forma information is derived, including the nature and impact of pro forma adjustments, in order to facilitate an understanding of the information being presented.

Response: The Company acknowledges the Staff’s comment. The Company respectfully submits that arithmetically combining the predecessor and successor periods and presenting a combined third fiscal year of financial information provides the clearest and most meaningful comparison of the Company’s results of operations for such year against the results of the two more recent fiscal years presented in the Registration Statement. As described in more detail below, the Company respectfully submits that presenting a separate eight month period ended November 30, 2018 (the “Predecessor Period”) and four month period ended March 31, 2019 (the “Successor Period”), together with related pro forma financial information, would not provide investors with any meaningful additional information but would significantly increase the volume and complexity of the disclosure without any corresponding benefit.

The purchase transaction described in the Registration Statement (the “Purchase Transaction”), which was completed in connection with the predecessor’s restructuring under the Canadian Companies’ Creditors Arrangement Act, divides the Predecessor Period and the Successor Period and is the sole reason for the separate presentation of those periods in the Company’s consolidated financial statements. The Purchase Transaction effected a change in ownership and capital structure of the Company, but did not result in any change in the size or nature of its business operations or management team. As such, the combined predecessor and successor period for the fiscal year ended March 31, 2019 (the “Combined Period”) corresponds most closely to subsequent fiscal years presented in the Registration Statement from an operational standpoint.

As indicated in the Registration Statement, the presentation of combined results is intended to facilitate comparison of the Combined Period and the subsequent periods presented, and is not intended to represent what the Company’s operating results would have been had the Purchase Transaction occurred at the beginning of the Predecessor Period. The Company has revised the Registration Statement to further clarify that combining the Predecessor Period and the Successor Period results in only two differences between such combined results and the results that would be presented if the Purchase Transaction had taken place as of April 1, 2018: (i) amortization is lower in the combined results by C$46 million, due to predecessor assets being acquired at fair value; and (ii) finance costs are higher in the combined results by C$78 million, due to the settlement of debt held by the predecessor and new debt acquired by the successor at more favorable rates. Revenues and Adjusted EBITDA were not impacted by the Purchase Transaction and the operations of the business did not change.

Therefore, the Company respectfully submits that the presentation of the Combined Period, as currently supplemented throughout the Registration Statement with additional information regarding the Predecessor Period and Successor Period, provides the clearest and most meaningful comparison of the Company’s results of operations in the three fiscal periods. Presenting additional pro forma information in respect of the Predecessor Period and Successor Period, with two partially offsetting adjustments, would not provide investors with any meaningful additional information but would significantly increase the volume and complexity of the disclosure without any corresponding benefit.

EBITDA (i), page 191

7.	We note you present a non-IFRS measure you identify as EBITDA, as well as related margin and ton amounts, in MD&A and throughout the filing. Please address the following:

•

Since the measure you present is adjusted for items in addition to what the acronym indicates either revise the measure you present to only include the adjustments defined in the acronym or retitle the non-IFRS measures you present to clearly indicate that they include additional adjustments. Refer to Question 103.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

•

Ensure you always present the most directly comparable IFRS measures, including related margin and ton amounts, with greater prominence. Refer to Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

•

Tell us how you considered Question 100.03 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. In this regard, we note you adjust your non-IFRS measure for expenses but not for the COVID relief you received in the current year.

•	We note you present certain metrics in the filing, including sales and costs on a per ton basis, comply with all the requirements of SEC Release No. 33-10751.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment throughout Amendment No. 1. In particular, please see pages 2, 3, 188 and 193 of Amendment No. 1.

With respect to the third bullet in the Staff’s comment, upon the enactment of Bill C-20, An Act Respecting Further COVID-19 Measures, the Government of Canada established the Canada Emergency Wage Subsidy (“CEWS”) to encourage Canadian businesses to retain existing employees and to re-hire employees that had previously been laid off in connection with the

COVID-19 pandemic. As described in the Registration Statement, the COVID-19 pandemic significantly disrupted the Canadian steel industry, leading to idling, shutdowns and capacity reductions across the industry and a corresponding decline in North American production levels due to low demand during the period from April to September 2020. The Company received C$57.0 million from the CEWS during the year ended March 31, 2021, which allowed the Company to maintain employment levels during the early stages of the COVID-19 pandemic, in lieu of laying off employees to achieve corresponding reductions in operating costs. The CEWS allowed the Company to maintain its employment levels during this period despite significantly reduced production and product shipments, with the CEWS offsetting costs that would have otherwise been avoided through temporary reductions in employment levels. As a result, the Company has included the CEWS funding in its calculations of applicable non-GAAP financial measures for the year ended March 31, 2021 because such funding was directly applied to fund additional expenses in the same period that would not have been incurred in the absence of such funding, which expenses are also included in the calculation of such non-GAAP financial measures. In addition, the Company confirms that no incremental expenses incurred by the Company as a result of the COVID-19 pandemic are being removed from the calculation of Adjusted EBITDA, Further Adjusted EBITDA or any other EBITDA-related measures presented in the Registration Statement.

Financial Resources and Liquidity Cash Flow Generated by (Used in) Operating Activities, page 194

8.

Please provide a more robust analysis of the changes in net cash generated by (used in) operating activities. Your analysis should quantify all factors cited and address the material drivers underlying those factors. Please note that merely citing changes in working capital items and other items identified in the statement of cash flows may not provide a sufficient basis to understand how and why operating cash between comparative periods changed. Refer to Section IV.B of SEC Release 33-8350.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 197 of Amendment No. 1.

Capital Resources - Financial Position and Liquidity, page 196

9.

We note from your disclosure on page 197 that you have significant amounts of contractual obligations due in the near term, and that you expect to finance these contractual obligations through cash flow from operations and funds from your Revolving Credit Facility. It is not clear that cash flow from operations and available borrowings under the Revolving Credit Facility will be able to support these contractual obligations. Please disclose in greater detail management’s plans for meeting these contractual obligations and the risks and consequences of not meeting them. In addition, please address the estimated costs, timing, and funding sources for the proposed EAF Transformation.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 200 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Consolidated Financial Information Description of the Transaction, page 201

10.

Please revise your disclosures to more fully explain the primary reason for the material listing expenses. In this regard, it appears that the material listing expenses are essentially due to the fact that the fair value of the Algoma common shares being issued to the Legato Founders is substantial greater than the amount the Legato Founders paid to acquire their common shares of Legato.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 204 of Amendment No. 1. The Company respectfully submits that the accounting treatment described in the Registration Statement is based on the guidance set forth in IFRS 2.13A and the International Financial Reporting Interpretations Committee (IFRIC) agenda decision in “IFRS 3 Business Combinations and IFRS 2 Share-based payment – accounting for reverse acquisitions that do not constitute a business” (March 2013). Specifically, since Legato does not meet the definition of a “business” under IFRS, the difference between the fair value of the Algoma common shares issued to Legato stockholders and the fair value of the net assets of Legato acquired, in each case in connection with the merger contemplated by the Registration Statement (the “Merger”), is accounted for as a listing expense.

Unaudited Pro Forma Condensed Combined Balance Sheet - As of March 31, 2021, page 203

11.	Please disclose the historical and pro forma common stock issued and outstanding on the face of the pro forma balance sheet.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 208 of Amendment No. 1.

12.

We note that the pro forma amount of cash under the maximum redemption scenario is less than $200 million. Given the disclosures throughout the filing regarding the minimum cash requirement of $200 million that may be waived by Algoma, please clarify if Algoma has elected to waive this requirement.

Response: The Company acknowledges the Staff’s comment and confirms that the Company has not elected, nor at this time contemplated, to waive the minimum cash condition. However, the minimum cash condition is a condition that the Company, in its sole discretion, may waive and the Company has included the disclosure in the Registration Statement as a possible scenario even though it is not currently contemplated.

Unaudited Pro Forma Condensed Combined Consolidated Statement of Net Loss - For the Twelve Months Ended March 31, 2021, page 206

13.	Please disclose historical and pro forma basic and diluted earnings per share.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 209 of Amendment No. 1.

Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Information 2. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 207

14.

Refer to the Legato Statement of Net Income for the period from June 26, 2020 through March 31, 2021 on page 207. In order for investors to more easily reconcile the disclosures in the pro forma Statement of Net Loss to Legato’s historical financial statements, please revise note 2 to separately present the amounts from Legato’s audited financial statements for the period ended December 31, 2020 and the period ended March 31, 2021 to reconcile to the amounts presented for the twelve months ended March 31, 2021 in the pro forma statement of Net Loss.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 210 of Amendment No. 1.

15.

Refer to adjustments (1)(f) and (2)(f) on pages 209 and 210. Please expand the footnotes to disclose and discuss how you determined the estimated fair value of the earnout shares and provide a sensitivity analysis that discloses the potential impact changes in the post merger stock price would have on the pro forma balance sheet and pro forma statement of net loss.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 212 and 213 of Amendment No. 1.

3. Loss Per Share, page 210

16.

Please consistently present the pro forma net losses from continuing operations attributable to shareholders disclosed on page 211 with the amounts disclosed in the pro forma statement of net loss on page 206.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 214 of Amendment No. 1.

Comparison of Rights of Algoma Shareholders and Legato Stockholders, page 253

17.	Please provide your analysis of whether the changes described in this section are required to be presented as separate proposals.

Response: The Company acknowledges the Staff’s comment and has reviewed Rule 14a-4(a)(3) and the Staff’s guidance regarding unbundling, including the related Compliance and Disclosure Interpretations. As a result of the Merger, shares of common stock, par value $0.0001 per share, of Legato (“Legato Common Stock”) will be automatically converted into the right to receive common shares, without par value, of the Company (“Algoma Common Shares”) and warrants to purchase shares of Legato Common Stock (“Legato Warrants”) will be automatically converted into warrants to purchase Algoma Common Shares (“Algoma Warrants”). Since the Company will be, at the effective time of the Merger, a corporation organized under the laws of British Columbia, the rights of holders of Algoma Common Shares and Algoma Warrants will be governed by the Business Corporations Act (British Columbia) (“BCA”). The material differences between the rights of Legato securityholders under the Delaware General Corporation Law (“DGCL”), on the one hand, and Company securityholders under the BCA, on the other hand, relate directly to the differences in the governing law applicable to Legato under the DGCL and the Company under the BCA. These changes are fundamentally statutory in nature, inextricably linked to the automatic conversion of shares of Legato Common Stock into Algoma Common Shares and Legato Warrants into Algoma Warrants. In addition, the amendments to the articles of the Company that will become effective upon the closing of the Merger are being adopted for technical reasons to facilitate the Merger, are not of the character of governance- and control-related provisions identified in the Staff’s guidance and do not materially alter the substantive rights of holders of Algoma Common Shares or Algoma Warrants. Therefore, the Company respectfully submits that such amendments are not required to be presented as separate proposals under Rule 14a-4(a)(3).

Financial Statements of Algoma for the Year Ended March 31, 2021 7. Revenue and Segmented Information, page F-20

18.

Please disclose the amount or percent of revenue attributable to the customer who represented greater than 10% of total revenue during the year ended March 31, 2020 and during the four and eight month periods ended March 31, 2019 and November 30, 2018 as required by IRFS 8.34.

Response: The Company acknowledges the Staff’s comment and has made minor enhancements to the financial statements included in the Registration Statement in response to the Staff’s comment. Please see page F-21 of Amendment No. 1.

Unaudited Financial Statements of Legato Merger Corp for the Quarter Ended March 31, 2021 Note 5—Commitments and Contingencies Registration Rights, page F-53

19.

Please disclose any potential cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties that could result from delays in registering common stock.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that there are no cash penalties, or any other penalties, that could result from delays in registering common stock pursuant to the registration rights agreement, dated as of January 19, 2021, among Legato and the Legato stockholders party thereto.

Note 11 - Subsequent Events, page F-68

20.	It is not clear why the disclosures following the subsequent events footnote on pages F-68 to F-70 have been included in the interim financial statements. Please advise or revise.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to remove the pages referenced in the Staff’s comment.

Exhibits

21.

Please file the exhibit required by Item 601(b)(8) of Regulation S-K. In this regard, we note the disclosure that the parties “intend” to have the merger qualify as a reorganization. If counsel cannot provide a “will” opinion regarding the tax consequences of the transaction, it should explain the reasons for the uncertainty and the disclosure should describe the risks to investors.

Response: The Company acknowledges the Staff’s comment and hereby confirms that counsel is not able to provide an opinion regarding the tax consequences of the transaction. As described in the Registration Statement, there are significant factual and legal uncertainties as to whether the Merger will qualify as a reorganization. Please refer to “Risk Factors – Risks Related to the U.S. Federal Income Tax Treatment of the Merger – If the Merger does not qualify as a reorganization under Section 368(a) of the Code or is taxable under Section 367(a) of the Code, then the Merger generally would be taxable with respect to U.S. Holders of Legato Common Stock and/or Legato Warrants” on page 70 of Amendment No. 1 and “Certain Material U.S. Federal Income Tax Considerations – U.S. Holders – U.S. Federal Income Tax Considerations of the Merger—Tax Consequences of the Merger Under Section 368(a) of the Code” on pages 126 and 127 of Amendment No. 1 for a description of the reasons for such uncertainty and the related risks to investors.

22.	Please file as exhibits the agreements mentioned in your disclosure beginning on page 231.

Response: The Company acknowledges the Staff’s comment and respectfully submits that it has included the disclosure required to be included in the Registration Statement pursuant to Form F-4, Form 20-F and Item 402(a)(1). Pursuant to Item 601(b)(10)(iii)(C)(5) of Regulation S-K, the Company is not required to file any compensatory plan, contract or arrangement as an exhibit to the Registration Statement if it is a foreign private issuer that furnishes compensatory information under Item 402(a)(1) and the public filing of such plan, contract or arrangement, or portion thereof, is not required in the registrant’s home country and is not otherwise publicly disclosed by the registrant. Item 402(a)(1) provides that a foreign private issuer will be deemed to comply with the requirements of such Item if it provides the information required by Items 6.B and 6.E.2 of Form 20-F, with more detailed information provided if otherwise made publicly available or required to be disclosed by the issuer’s home jurisdiction or a market in which its securities are listed or traded. Item 18(a)(7)(ii) of Form F-4 also directs an issuer to provide the information required by Items 6.B and 6.E of Form 20-F with respect to each person who will serve as a director or an executive officer of the surviving or acquiring company. Instruction 4(c)(v) to the Exhibits to Form 20-F further provides that public filing of a management contract or compensatory plan, contract or arrangement, or portion thereof, is not required if the filing of such materials is not required in the registrant’s home country and is not otherwise publicly disclosed by the registrant. Consequently, the Company respectfully submits that because the agreements referenced in the Staff’s comment are not required to be publicly filed in Canada and are not otherwise publicly disclosed by the Company, such agreements are not required to be filed as exhibits to the Registration Statement.

General

23.

Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company. Please also quantify the fees, loans and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 107 and 108 of Amendment No. 1.

24.	Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 279 of Amendment No. 1. In addition, disclosure of the individual Founders’ and their affiliates’ ownership interest in the combined company, assuming exercise and conversion of all securities, is included in the table labeled “Beneficial Ownership of Algoma Common Shares After Consummation of the Merger” on pages 280 and 281 of Amendment No. 1.

25.

Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 34, 61 and 62 of Amendment No. 1.

26.

Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the sponsor and the company’s officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

Response: The Company acknowledges the Staff’s comment and advises the Staff that all material interests in the transaction held by Legato’s Founders and its officers and directors are disclosed under the heading “Interests of Legato’s Officers and Directors in the Merger” on pages 106 through 108 of Amendment No. 1. The Legato board considered the matters described under such heading and determined that such interests would not preclude the Legato board from recommending the Merger to Legato’s stockholders. In addition, as disclosed in the Registration Statement, two directors of Legato, Brian Pratt and John Ing, disclosed to Legato’s board of directors a potential perceived conflict of interest with respect to their participation in the PIPE transaction and, as a result, abstained from the vote taken by Legato’s board to approve the Merger and related transactions. Please see pages 27, 86 and 106 of Amendment No. 1.

27.

Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 37 of Amendment No. 1.

28.

Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 33, 34, 62 and 63 of Amendment No. 1.

29.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 30 and 31 of Amendment No. 1.

30.	Please highlight any material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages F-52 and F-53 of Amendment No. 1. Unlike the Legato Common Stock which, together with the Legato Warrants, comprised the units issued at the time of the Legato IPO, the securities to be issued in the private placements consist solely of Algoma Common Shares or Legato Common Stock, without warrants, have no redemption rights and will be restricted securities within the meaning of Rule 144 under the U.S. Securities Act of 1933, as amended.

31.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to note that the waiver of redemption rights by the Founders was a condition to their investment in Legato. The Company confirms that no additional consideration was provided for the waiver of such rights. Please see pages 18 and 78 of Amendment No. 1.

We appreciate the Staff’s assistance in reviewing this response letter and the Registration Statement. Should you have any questions or comments regarding this letter, please do not hesitate to contact the undersigned at (212) 373-3224.

Very truly yours,

/s/ Adam M. Givertz

cc:	SiSi Cheng

Anne Mcconnell

Geoffrey Kruczek

Perry Hindin

Securities and Exchange Commission

Rajat Marwah

John Naccarato

Algoma Steel Group Inc.

David D. Sgro

Legato Merger Corp.

Terng Chen

Anish Alemao

Deloitte LLP

Jeffrey M. Gallant

Graubard Miller

Christian Kurtz

Paul, Weiss, Rifkind, Wharton & Garrison LLP